February 15, 2006

VIA EDGAR

Jeffrey Werbitt

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Cruzan International, Inc. (the “Company”)
Schedule 13E-3, Amendment No. 3 filed by the Company, The Absolut Spirits Company, Inc., V&S Vin Sprit AB (publ) and Cruzan Acquisition, Inc. (together, the “Filing Persons”)

Amended Preliminary Proxy Statement on Schedule 14A Filed February 15, 2006

Dear Mr. Werbitt:

On behalf of the Company, we hereby inform you that the Definitive Proxy Statement filed today contains revisions that have been made in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the undersigned dated February 15, 2006 (the “Comment Letter”).  For the Staff’s convenience, the comment from the Staff’s Comment Letter is reproduced below with the Company’s response.  All references to page numbers below refer to the pages of the Definitive Proxy Statement.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

Information Concerning Cruzan Common Stock Transactions, page 59

1.

We note your response to comment 3 of our letter of February 13, 2006 that you did not formally amend your rights offering prospectus to reflect Angostura’s sale of Cruzan securities to V&S. In this regard, please revise your document to disclose your related potential liability.

The Company has made changes to the “QUESTIONS AND ANSWERS ABOUT THE MERGER” section on page 12 and the “BACKGROUND OF THE MERGER” section on page 15 in response to the Staff’s comments.

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Please contact the undersigned directly at 561-650-0709 with any questions regarding this filing.

Sincerely,

/s/ Howard S. Burnston
Howard S. Burnston